                     SECURITIES AND EXCHANGE COMMISSION


                           WASHINGTON, D.C. 20549

                   ---------------------------------------

                                  FORM 11-K

                   ---------------------------------------


                                ANNUAL REPORT


                      Pursuant to Section 15 (d) of the
                       Securities Exchange Act of 1934


                    For the Year Ended December 31, 1993
                   ---------------------------------------

                           Commission File #0-7416

                   ---------------------------------------

                     SHARED MEDICAL SYSTEMS CORPORATION
                           RETIREMENT SAVINGS PLAN

                   ---------------------------------------


                     SHARED MEDICAL SYSTEMS CORPORATION
                          51 VALLEY STREAM PARKWAY
                         MALVERN, PENNSYLVANIA 19355

                   ---------------------------------------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              SHARED MEDICAL SYSTEMS CORPORATION
                              RETIREMENT SAVINGS PLAN


DATE:  June 10, 1994          BY:  /S/ Edward J. Grady
       -------------             ------------------------
                              Edward J. Grady
                              Chairman, Administrative Committee


The total number of pages contained in this report is 15.
                                                      --

                     SHARED MEDICAL SYSTEMS CORPORATION
                     ----------------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------
             INDEX TO FINANCIAL STATEMENTS, NOTES AND SCHEDULES
             --------------------------------------------------

                                                                         PAGE
                                                                       REFERENCE
                                                                       ---------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                   3

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS -
  DECEMBER 31, 1993 and 1992                                               4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED DECEMBER 31, 1993                                     6

NOTES TO FINANCIAL STATEMENTS                                              7

SCHEDULE OF ASSETS HELD FOR INVESTMENT -
  DECEMBER 31, 1993                                                       12

SCHEDULE OF REPORTABLE TRANSACTIONS
  FOR THE YEAR ENDED DECEMBER 31, 1993                                    13

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                 15

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee
Shared Medical Systems Corporation
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Shared Medical Systems Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Administrative Committee (Management). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Shared Medical Systems Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment as of December 31, 1993 and of reportable transactions for the year ended December 31, 1993 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Philadelphia, PA
June 3, 1994

                     SHARED MEDICAL SYSTEMS CORPORATION
                     ----------------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
               ----------------------------------------------
                              DECEMBER 31, 1993
                              -----------------
                               (in thousands)

                                                                                               COMPANY
                                           COMMON  MONEY   FIXED    INDEX    MORGAN            CONTRI-
                                           STOCK   MARKET  INCOME   TRUST    GROWTH   WINDSOR  BUTION   PARTICIPANT
PLAN ASSETS                                FUND    FUND    FUND     FUND     FUND     FUND     FUND        LOANS      TOTAL
- - - - - -----------------------------------------  ------  ------  -------  -------  -------  -------  -------  -----------  -------

CASH.....................................  $    2  $    5  $     5  $     5  $     5  $     5   $    3   $        -  $    30
RECEIVABLES:
  Participant Contributions..............      70      82      154      165      148      259        -            -      878
  Company Contributions..................      40      42       84       77       73      131        -            -      447
  Dividends, Interest & Capital Gains....      53       -        -        -        -        -        6            -       59
PARTICIPANTS' LOANS RECEIVABLE...........       -       -        -        -        -        -        -        1,999    1,999
INVESTMENTS, AT MARKET VALUE:
  SMS Common Stock
   (250,810 shares)......................   6,239       -        -        -        -        -        -            -    6,239
  Vanguard Money Market Trust............       -   6,621        -        -        -        -        -            -    6,621
  Vanguard Fixed Income Securities Fund
    (1,536,272 shares)...................       -       -   14,164        -        -        -        -            -   14,164
  Vanguard Index Trust
    (276,790 shares).....................       -       -        -   12,132        -        -        -            -   12,132
  W. L. Morgan Growth Fund
    (1,002,302 shares)...................       -       -        -        -   12,037        -        -            -   12,037
  Windsor Fund
    (1,632,712 shares)...................       -       -        -        -        -   22,711        -            -   22,711
  Company Contribution Fund
    (28,032 shares)......................       -       -        -        -        -        -      697            -      697
                                           ------  ------  -------  -------  -------  -------  -------  -----------  -------

    NET ASSETS AVAILABLE FOR BENEFITS....  $6,404  $6,750  $14,407  $12,379  $12,263  $23,106     $706    $   1,999  $78,014
                                           ======  ======  =======  =======  =======  =======  =======  ===========  =======

           PLAN EQUITY
           -----------

CURRENTLY ACTIVE PARTICIPANTS............  $6,358  $6,711  $14,186  $12,262  $12,150  $22,937     $655    $   1,999  $77,258
TERMINATED, VESTED PARTICIPANTS..........      46      39      221      117      113      169       51            -      756
                                           ------  ------  -------  -------  -------  -------  -------  -----------  -------

    TOTAL PLAN EQUITY....................  $6,404  $6,750  $14,407  $12,379  $12,263  $23,106     $706    $   1,999  $78,014
                                           ======  ======  =======  =======  =======  =======  =======  ===========  =======

The accompanying notes and schedules are an integral part of this statement.

                     SHARED MEDICAL SYSTEMS CORPORATION
                     ----------------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
               ----------------------------------------------
                              DECEMBER 31, 1992
                              -----------------
                               (in thousands)

                                                                                             COMPANY
                                           COMMON  MONEY   FIXED    INDEX   MORGAN           CONTRI-
                                           STOCK   MARKET  INCOME   TRUST   GROWTH  WINDSOR  BUTION   PARTICIPANT
PLAN ASSETS                                FUND    FUND    FUND     FUND    FUND    FUND     FUND        LOANS        TOTAL
- - - - - -----------                                ------  ------  -------  ------  ------  -------  -------  -----------    -------

CASH.....................................  $    7  $   38  $     4  $    7  $    9  $    19   $    3    $       -    $    87
RECEIVABLES:
  Participant Contributions..............      58     100      101     132     121      169        -            -        681
  Company Contributions..................      32      53       51      62      62       89        -            -        349
  Dividends, Interest & Capital Gains....      42       -        -       -       -        -        5            -         47
PARTICIPANTS' LOANS RECEIVABLE...........       -       -        -       -       -        -        -        1,765      1,765
INVESTMENTS, AT MARKET VALUE:
  SMS Common Stock
   (200,349 shares)......................   4,483       -        -       -       -        -        -            -      4,483
  Vanguard Money Market Trust............       -   7,092        -       -       -        -        -            -      7,092
  Vanguard Fixed Income Securities Fund
    (1,190,803 shares)...................       -       -   10,550       -       -        -        -            -     10,550
  Vanguard Index Trust
    (229,842 shares).....................       -       -        -   9,417       -        -        -            -      9,417
  W. L. Morgan Growth Fund
    (766,560 shares).....................       -       -        -       -   9,697        -        -            -      9,697
  Windsor Fund
    (1,218,434 shares)...................       -       -        -       -       -   15,523        -            -     15,523
  Company Contribution Fund
    (27,181 shares)......................       -       -        -       -       -        -      608            -        608
                                           ------  ------  -------  ------  ------  -------  -------  -----------    -------

    NET ASSETS AVAILABLE FOR BENEFITS....  $4,622  $7,283  $10,706  $9,618  $9,889  $15,800   $  616     $  1,765    $60,299
                                           ======  ======  =======  ======  ======  =======  =======  ===========    =======

           PLAN EQUITY
           -----------

CURRENTLY ACTIVE PARTICIPANTS............  $4,594  $7,231  $10,532  $9,557  $9,836  $15,680   $  573     $  1,765    $59,768
TERMINATED, VESTED PARTICIPANTS..........      28      52      174      61      53      120       43            -        531
                                           ------  ------  -------  ------  ------  -------  -------  -----------    -------

    TOTAL PLAN EQUITY....................  $4,622  $7,283  $10,706  $9,618  $9,889  $15,800   $  616     $  1,765    $60,299
                                           ======  ======  =======  ======  ======  =======  =======  ===========    =======

The accompanying notes and schedules are an integral part of this statement.

                     SHARED MEDICAL SYSTEMS CORPORATION
                     ----------------------------------
                           RETIREMENT SAVINGS PLAN
                           -----------------------
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
          ---------------------------------------------------------
                    FOR THE YEAR ENDED DECEMBER 31, 1993
                    ------------------------------------
                               (in thousands)

                                                                                                 COMPANY
                                       COMMON    MONEY    FIXED     INDEX     MORGAN             CONTRI-
                                        STOCK   MARKET    INCOME    TRUST     GROWTH   WINDSOR    BUTION   PARTICIPANT
                                        FUND     FUND      FUND      FUND      FUND      FUND      FUND       LOANS        TOTAL
                                       -------  -------  --------  --------  --------  --------  --------  ------------   --------

INVESTMENT INCOME:
  Interest...........................  $   13   $  215    $  890   $   319   $   190   $   834   $     -   $        -      $ 2,461
  Dividends..........................     199      -         -         -         -         -          23            -          222
  Capital Gain Distributions.........     -        -         379         7     1,198     1,077         -            -        2,661

PARTICIPANTS' CONTRIBUTIONS..........     881    1,075     1,789     2,004     1,855     2,992         -            -       10,596

COMPANY CONTRIBUTIONS................     153      180       305       288       285       448         -            -        1,659

PARTICIPANT REDISTRIBUTIONS..........     122   (1,514)      524      (170)     (220)    1,258         -            -          -

NET REALIZED GAINS/(LOSSES) ON
  DISPOSAL OF INVESTMENTS............      (1)     -          16         6         2        25         -            -           48

UNREALIZED APPRECIATION/
  (DEPRECIATION) OF INVESTMENTS......     645      -         380       697      (575)    1,370        71            -        2,588

DISTRIBUTIONS TO PARTICIPANTS........    (209)    (423)     (480)     (335)     (331)     (686)       (4)          (52)     (2,520)

PARTICIPANTS' LOANS ISSUED, NET
  OF REPAYMENTS......................     (21)     (66)     (102)      (55)      (30)      (12)        -           286         -
                                       ------  -------   -------   -------   -------   -------   -------   -----------     -------

    NET INCREASE (DECREASE) IN PLAN
       ASSETS........................   1,782     (533)    3,701     2,761     2,374     7,306        90           234      17,715

NET ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF PERIOD................   4,622    7,283    10,706     9,618     9,889    15,800       616         1,765      60,299
                                       ------  -------   -------   -------   -------   -------   -------   -----------     -------

  END OF PERIOD......................  $6,404  $ 6,750   $14,407   $12,379   $12,263   $23,106     $ 706       $ 1,999     $78,014
                                       ======  =======   =======   =======   =======   =======   =======   ===========     =======


The accompanying notes and schedules are an integral part of this statement.

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1993 and 1992
                          --------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis of accounting. Shared Medical Systems Corporation (the "Company") has elected to file with the Securities and Exchange Commission financial statements prepared in conformance with guidelines issued under the Employee Retirement Income Security Act of 1974, as amended.

     Investments of the Shared Medical System Corporation Retirement Savings Plan (the "Plan") are presented in the statement of net plan assets at market value.

     As required by the Department of Labor and the Internal Revenue Service as of January 1, 1990, realized gains and losses are calculated by subtracting the value of the assets at the beginning of the Plan year (if held on the first day of the Plan year) or their acquisition date (if purchased during the Plan year) from the proceeds received. Unrealized appreciation/depreciation of investments is calculated by subtracting the market value of the assets at the beginning of the year, adjusted for assets purchased during the year (valued on acquisition date) and/or sold during the year (valued as described above) from the market value of assets at the end of the year.

(2)  DESCRIPTION OF THE PLAN:
     ------------------------

     ELIGIBILITY
     -----------

     All employees, other than union employees, leased employees, co-op employees, summer employees, temporary employees, and non-resident aliens, of the Company and affiliated companies, which have adopted the Plan with the consent of the Company (participating companies) are eligible to participate in the Plan with respect to base contributions and employer matching contributions (both as described below) on the first day on which they have completed one hour of service, and with respect to employer profit-sharing contributions (also described below) on the January 1 coincident with or next following the first day on which they have completed one hour of service. Approximately 3,830 employees were eligible to participate in the Plan as of December 31, 1993.

     PARTICIPATION
     -------------

     Base Contributions - Any eligible employee who wishes to participate in the
     ------------------
     savings portion of the Plan may contribute, through salary reductions, up to 15% of his compensation, not to exceed the maximum salary reduction amount determined by the Secretary of the Treasury. In 1993 and 1992 the maximum salary reduction amounts were $8,994 and $8,728, respectively.

     Notwithstanding any other provision of the Plan to the contrary, the percentage of before-tax contributions ("Base Contributions") by a participant is subject to adjustment by the Company at any time to maintain the Plan's compliance with the anti-discrimination requirements of section 401(k) of the Internal Revenue Code (the "Code"). Base Contributions shall constitute a deferral on a before-tax basis if the

    Plan meets the requirements of section 401(k) of the Code, as amended. The Plan met the requirements of section 401(k) in 1993 and 1992.

    Profit-sharing Contributions -  Each Participating Company may make an
    ----------------------------
    employer profit-sharing contribution as determined at the discretion of its Board of Directors. Such contribution will be allocated to the account of each participant who is employed by the Participating Company on December 31 of such Plan year, in the proportion that such participant's years of credited service bear to the total years of credited service of all participants entitled to receive an allocation of this contribution. For the Plan years ended December 31, 1993 and 1992 there were no profit-sharing contributions.

    Employer Matching Contributions - The Company may match, through
    -------------------------------
    discretionary employer contributions, a portion of a participant's base contribution in an amount to be determined annually by the Board of Directors. For the Plan years ended December 31, 1993 and 1992 the Company contributed $1,659,000 and $1,370,000, respectively, in matching contributions. The amount of employer matching contributions made on behalf of certain participants is subject to the anti-discrimination requirements of section 401(m) of the Code. The Plan met the requirements of section 401(m) in 1993 and 1992.

    Employee Stock Ownership Contributions - The Tax Reform Act of 1986
    --------------------------------------
    repealed the payroll-based tax credit allowed by the Code. As a result, the Company has not made a contribution to the employee stock ownership portion of the Plan (the "PAYSOP") for Plan years ended subsequent to December 31, 1986.

    Vesting - All participants are fully vested in their base contribution
    -------
    account balances at all times.

    A participant becomes 20% vested in his employer profit-sharing and employer matching contributions after three "years of service" (calendar years in which he completes at least 1000 hours of service). An additional 20% vests each year thereafter, with full vesting after 7 years of service.

    Distribution of Benefits - A participant, by filing a written request with
    ------------------------
    the Plan's Administrative Committee, or its designee, may elect to make withdrawals of supplemental contributions (after-tax contributions made to the Plan prior to January 1, 1989). This election can be made up to three times in each Plan year, and each withdrawal must be at least $200. After withdrawing all amounts credited to his supplemental contribution account, the participant can withdraw his base contributions (but not the earnings thereon) and the vested amount in his employer matching contribution account and his employer profit-sharing contribution account upon providing satisfactory evidence that the withdrawal is required on account of an "immediate and heavy financial need" as defined in regulations under the Code. A hardship withdrawal will be limited to the amount needed to meet the immediate financial need created by the hardship. A hardship withdrawal can only be made after a participant has exhausted amounts reasonably available from other resources, including loans he is eligible for under the Plan. Also, all base contributions must be withdrawn in order for vested amounts in the employer matching contribution or employer profit-sharing contribution account to be withdrawn, and all vested amounts in the employer matching contribution account must be withdrawn in order for amounts in the employer profit-sharing contribution account to be withdrawn. A participant who has attained age 59 1/2 may withdraw any amounts from his base contribution account, his employer PAYSOP contribution account, and the vested amounts in his employer profit-sharing contribution account and employer matching contribution account.

    A participant shall be entitled to benefits based on the balance of his base contribution account, employer profit-sharing contribution account, employer matching contribution account, supplemental contribution account and employer PAYSOP contribution account, net of any withdrawals from his base contribution account, supplemental contribution account, employer PAYSOP contribution account, profit-sharing contribution account, and matching contribution account as described above, distributed in accordance with one of the methods described below, upon the occurrence of any of the following events:

          (a) separation from service on or after normal retirement age (65);

          (b) separation from service on or after early retirement age (age 55 with seven years of vesting service);

          (c) disability, as defined in the Plan, prior to age 65;

          (d) death of a participant prior to the commencement of a benefit resulting from retirement, disability or termination of service;

          (e) separation from the service of the Company prior to age 65 for any reason other than disability, as defined above, death, or early retirement.

    All distributions shall be made in cash except where the participant elects to receive the distribution of his employer PAYSOP contribution account or his investment in Shared Medical Systems Corporation Common Stock Fund ("Fund A") in Company common stock. Distributions are made in a lump sum payment, with the exception that a participant whose account balance exceeds $3,500, may elect to receive that part of his distribution which accrued prior to April 13, 1989, (or, in the case of amounts accrued under the Profit-sharing Plan, January 1, 1990) in annual, semi-annual, or quarterly distributions over a fixed period of time.

    If a participant's vested account balance is less than $3,500 at the time of his separation from service, distribution will be made in a lump sum upon such termination. Otherwise, the Plan provides for distribution of a participant's entire vested account balance upon termination of service but prior to age 65, at the election of the participant, either upon such termination or upon reaching age 65, provided that if such a participant has completed seven years of service, he may elect to receive a distribution of his vested account balance at any time after attaining age 55.

    Investment Directions - Participants may elect to have their base
    ---------------------
    contributions and employer matching contributions to the Plan invested in the following funds, provided that each fund selected must receive a proportion of not less than 10% of a participant's contribution:

         Fund A - Shared Medical Systems Corporation Common Stock:  This fund
         ------
         invests in Company common stock.

         Fund B - Vanguard Money Market Reserves Prime Portfolio:  This fund
         ------
         invests in certificates of deposit of major U.S. banks, prime commercial paper, high quality short-term corporate obligations and short-term U.S. Government and agency securities. This fund attempts to maintain $1.00 constant share value.

         Fund C - Vanguard Fixed Income Securities Fund Investment Grade Bond
         ------
         Portfolio: This fund invests in corporate bonds from Moody's four highest ratings.

         Fund D - Vanguard Index Trust 500 Portfolio:  This fund invests in all
         ------
         500 stocks of the Standard & Poor's 500 Composite Stock Price Index.

         Fund E - W.L. Morgan Growth Fund:  This fund has a "three-tier"
         ------
         structure that includes stocks of established growth, cyclical growth and emerging companies; emphasis varies with anticipated economic trends.

         Fund F - Windsor Fund:  This fund includes common stocks of companies
         ------
         with good fundamentals and growth potential but currently overlooked, misunderstood or out of favor in the marketplace.

     The Administrative Committee and the Trustee may, in their sole discretion, offer additional investment funds, or cease to offer such investment funds, as they deem appropriate. In the absence of any written designation of investment fund preference, the trustee shall direct that all participant, employer matching or employer profit-sharing contributions received for any participant be invested in Fund C.

     Participants may reapportion their account balances among investments semi-annually in June and December each year. Beginning January 1, 1994, participants may reapportion their account balances quarterly.

     As required by the applicable Internal Revenue Code sections, employer PAYSOP contributions made prior to January 1, 1987, pursuant to Section 401(a) of the Code, were invested in Shared Medical Systems Corporation Common Stock, and are included in the Company Contribution Fund.

     The Common Stock Fund and each of the Vanguard funds individually represent more than five percent of the net assets available for benefits of the Plan for the years ended December 31, 1993 and 1992.

     Participant Loans - The Plan permits participants to borrow from their base
     -----------------
     contribution account balance and from the vested portion of their employer matching contribution account balance. A loan can be made to any participant provided such loan does not exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of Plan loans within one year prior to the date of the loan over the outstanding balance of loans on the date of the new loan); or (b) one-half of the vested balance of the participant's base contribution account and employer matching contribution account. The minimum loan amount is $1,000. A participant may not have more than one loan outstanding at any time. After repayment of a Plan loan, a new loan cannot be made to the same participant until the expiration of a six-month waiting period. The participant may elect repayment terms of one to five years, except that a loan used to acquire the participant's principal residence may have a longer term. The interest rate charged for the term of the loan is the rate the trustee would charge for secured personal loans in commensurate amounts on the date of the loan.

     Termination of Plan - Upon termination of the Plan, the participants'
     -------------------
     account balances become vested and non-forfeitable. The Trustee, at the direction of the Administrative Committee, shall liquidate the assets held in participants' accounts and, after payment of all expenses and proportional adjustment of each participant's accounts to reflect income or losses to the date of termination, will distribute in one lump sum the balance of each participant's accrued benefit to the participant, retired participant, or if appropriate, to the participant's beneficiary, subject to certain restrictions under the Code on distribution of base contributions.

     Administration Of The Plan - The Plan is administered by a committee of
     --------------------------
     employees of the Company. Members of the Committee on December 31, 1993, were Edward J. Grady, Chairman, G. Douglas Lawrence, and Bonnie L. Shuman. Edward J. Grady is Controller of the Company, G. Douglas Lawrence is Vice President of Human Resources, and Bonnie L. Shuman is General Counsel. The address of each member of the Administrative Committee is 51 Valley Stream Parkway, Malvern, Pennsylvania, 19355.

     Hamilton Bank, 100 North Queen St., Lancaster, Pennsylvania 17604, is the Trustee for the Plan, and Towers, Perrin, Forster, and Crosby, Centre Square West, 1500 Market Street, Philadelphia, Pennsylvania 19102 is the Plan recordkeeper.

     For the Plan year ended December 31, 1993, members of the Administrative Committee did not receive compensation for services performed with respect to the Plan. All costs with respect to services performed for the Plan by Hamilton Bank and by Towers, Perrin, Forster, and Crosby, were paid by the Company.

     Custodian of Investments - Hamilton Bank, a commercial banking institution
     ------------------------
     with its offices at 100 North Queen Street, Lancaster, Pennsylvania 17604, is the custodian for certain securities and assets of the Plan.

     Vanguard Group of Investment Companies ("Vanguard"), a diversified mutual funds company with its offices at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355, serves as custodian for the remaining securities and other assets of the Plan. All custodial costs in connection with the Plan are paid by the Company.

(3)  FEDERAL INCOME TAXES APPLICABLE TO THE PLAN:
     -------------------------------------------

     The Internal Revenue Service ruled in 1990 that the Plan as amended and restated effective January 1, 1989, meets the requirements for qualification contained in section 401(a) of the Internal Revenue Code of 1986 as amended, as in effect prior to January 1, 1989. Accordingly, no provision for Federal income taxes has been included in the accompanying financial statements. Management believes that the Plan as currently designed, and being operated, is in compliance with the applicable requirements of the Code.

                                  ITEM 27 (a)

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                    SCHEDULE OF ASSETS HELD FOR INVESTMENT
                    --------------------------------------
                            AS OF DECEMBER 31, 1993
                            -----------------------
                                 (in thousands)

                                                                  MARKET
Identity of Issue                     DESCRIPTION         COST    VALUE
- - - - - -----------------                     -----------        -------  -------

Hamilton Bank                         Money Market Fund  $    30  $    30

Shared Medical Systems Corporation    SMS Common Stock
 ("SMS")                                250,810 shares     4,520    6,239

Vanguard Money Market Trust           Money Market Fund
 Prime Portfolio                                           6,621    6,621

Vanguard Fixed Income                 Mutual Fund
 Securities Fund                        1,536,272 shares  12,969   14,164

Vanguard Index Trust                  Mutual Fund
                                        276,790 shares     9,828   12,132

W. L. Morgan Growth Fund              Mutual Fund
                                        1,002,302 shares  11,848   12,037

Windsor Fund                          Mutual Fund
                                        1,632,712 shares  21,109   22,711

Company Contribution Fund             SMS Common Stock
                                        28,032 shares        960      697

Participant Loans                     Loan Fund            1,999    1,999
                                                         -------  -------

                                                         $69,884  $76,630
                                                         =======  =======

                                  ITEM 27 (d)

                       SHARED MEDICAL SYSTEMS CORPORATION
                       ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                          REPORTABLE TRANSACTIONS (1)
                          ---------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1993
                      ------------------------------------
                                 (in thousands)

                                                                                         EXPENSES                  CURRENT
                                                                                        INCURRED IN                VALUE OF
                                                                                        CONNECTION                 ASSETS ON  NET
                                                                    PURCHASE  SELLING    WITH           COST OF   TRANSACTION GAIN
IDENTITY OF PARTY                      DESCRIPTION OF TRANSACTION    PRICE     PRICE    TRANSACTION     ASSETS       DATE    (LOSS)
- - - - - ------------------------------------  ----------------------------  -------  ---------  -----------  ------------  --------  ------

Shared Medical Systems                Purchases of 63,338 shares
Corporation                           of Shared Medical Systems
                                      Corporation Common Stock (2)  $1,397                    -        $1,397       $1,397       -

Shared Medical Systems                Sales and distributions of
Corporation                           12,026 shares of Shared
                                      Medical Systems Corporation
                                      Common Stock (2)                        $  268          -        $  269       $  268     ($1)

Vanguard Group of                     Purchases of 1,293,431 units
Investment Companies                  of Vanguard Money Market
                                      Trust Fund                    $1,293                    -        $1,293       $1,293       -

Vanguard Group of                     Sales of 1,764,627 units of
Investment Companies                  Vanguard Money Market Trust
                                      Fund                                    $1,765          -        $1,765       $1,765       -

Vanguard Group of                     Purchases of 381,436 shares
Investment Companies                  of Vanguard Fixed Income
                                      Securities Fund               $3,554                    -        $3,554       $3,554       -

Vanguard Group of                     Sales of 35,970 shares of
Investment Companies                  Vanguard Fixed Income
                                      Securities Fund                         $  337          -        $  300      $  337      $37

Vanguard Group of                     Purchase of 57,833 shares
Investment Companies                  of Vanguard Index Trust       $2,465                    -        $2,465      $2,465        -

Vanguard Group of                     Sales of 10,885 shares of
Investment Companies                  Vanguard Index Trust                    $  452          -        $  375      $  452      $77

                                  ITEM 27 (d)

                      SHARED MEDICAL SYSTEMS CORPORATION
                      ----------------------------------
                            RETIREMENT SAVINGS PLAN
                            -----------------------
                          REPORTABLE TRANSACTIONS (1)
                          ---------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 1993
                     ------------------------------------
                                (in thousands)

                                                                               EXPENSES                 CURRENT
                                                                              INCURRED IN               VALUE OF
                                                                              CONNECTION                ASSETS ON
                                DESCRIPTION OF           PURCHASE   SELLING      WITH        COST OF   TRANSACTION  NET GAIN
IDENTITY OF PARTY                TRANSACTION              PRICE      PRICE    TRANSACTION    ASSETS       DATE       (LOSS)
- - - - - -----------------------  ----------------------------    -------   ---------  -----------  -----------  ----------  -------


Vanguard Group of        Purchases of 266,673 shares
Investment Companies     of W. L. Morgan Growth          $ 3,306                   -         $ 3,306      $ 3,306       -
                         Fund

Vanguard Group of        Sales of 30,928 shares of
Investment Companies     W. L. Morgan Growth                       $   394         -         $   365      $   394     $29
                         Fund

Vanguard Group of        Purchases of 438,899 shares
Investment Companies     of Windsor Fund                 $ 6,134                   -         $ 6,134      $ 6,134       -

Vanguard Group of        Sales of 24,618 shares of
Investment Companies     Windsor Fund                              $   341         -         $   311      $   341     $30

Hamilton Bank            Purchases of 23,547,218 units
                         of Hamilton Money Market Fund   $23,547                   -         $23,547      $23,547       -

Hamilton Bank            Sales of 23,588,589 units
                         of Hamilton Money Market Fund              $23,589        -         $23,589      $23,589       -


(1) Transaction or series of transactions in excess of 5% of the current fair value of Plan assets at the beginning of the Plan Year.

(2)  This is also a party-in-interest transaction.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee
Shared Medical Systems Corporation
Retirement Savings Plan:

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 3, 1994, on the Shared Medical Systems Corporation Retirement Savings Plan financial statements as of December 31, 1993 included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8 (File No. 33-34089).



Philadelphia, PA
June 3, 1994